UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4 )*

                              ENERGY PARTNERS, LTD.
               ---------------------------------------------------
                                (Name of Issuer)
                Shares of Common Stock, par value $0.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)
                                    29270U105
               ---------------------------------------------------
                                 (CUSIP Number)

                                   Troy Wuertz
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                                 with a copy to

                                 Marc Weingarten, Esq.
                                 David Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 1, 2008
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 2 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           PN
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 3 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Asgard Investment Corp
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 4 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Clint D. Carlson

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           AF
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,994,968
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,994,968
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,994,968
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 5 OF 8 PAGES
---------------------                                        ------------------

    1      NAMES OF REPORTING PERSONS

           Double Black Diamond Offshore LDC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
           (a)   [ ]
           (b)   [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC, OO
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            2,028,446
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             2,028,446
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,028,446
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)

           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
--------------------------------------------------------------------------------

CUSIP NO.   29270U105                 SCHEDULE 13D/A         PAGE 6 OF 8 PAGES


ITEM 1.  SECURITY AND THE ISSUER


          This Amendment No. 4 (this "Amendment") is filed with respect to the
Schedule 13D originally filed with the Commission on December 3, 2007, as heretofore amended (the "Schedule 13D"), relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Energy Partners, Ltd., a Delaware corporation (the "Issuer"), as of April 3, 2008, and amends and supplements the Schedule 13D.


ITEM 4. PURPOSE OF THE TRANSACTION


Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On April 1, 2008, Carlson Capital, DBD Offshore, Asgard and Mr. Carlson, along with James R. Latimer, III, Bryant H. Patton and Steven J. Pully (collectively with Messrs. Latimer and Patton, the "Nominees") entered into an agreement with the Issuer (the "April 1 Agreement") whereby the parties agreed that the Nominees will be appointed as directors immediately by the Issuer's board of directors and will be nominated as candidates for election to the Issuer's board at the Issuer's 2008 Annual Meeting of Stockholders. Consequently, subject to the conditions and exceptions and the time period set forth in the April 1 Agreement, the Reporting Persons will refrain from: (i) soliciting proxies or consents for the voting of any Issuer securities; (ii) seeking to influence any person regarding the voting of any Issuer securities;
(iii) soliciting shareholders of the Issuer for the approval of shareholder proposals; (iv) otherwise communicating with the Issuer's stockholders; (v) engaging in a course of conduct, except with regard to the Nominees in their capacities as directors of the Issuer with the Board and management, with the purpose of causing stockholders to vote contrary to the recommendation of the Board or contrary to the Issuer's policies, with certain exceptions regarding matters to be voted upon by the Issuer's shareholders and (vi) requesting that the April 1 Agreement be amended or changed. The foregoing description of the April 1 Agreement is a summary only and is qualified in its entirety by reference to the April 1 Agreement, which is attached hereto as Exhibit 2.

          A copy of the related press release issued on April 1, 2008, announcing the appointment of the Nominees as directors and their nomination by the Issuer for election at the 2008 Annual Meeting of Stockholders, is attached hereto as Exhibit 3 and is incorporated herein by reference.

          Except as set forth herein, none of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the shares of Common Stock, conditions in the securities market, general economic and industry conditions, and actions taken by the Issuer's board of directors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares, electing persons to the Issuer's board of directors, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to their investment in the Issuer, and/or otherwise changing their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP NO. 29270U105                  SCHEDULE 13D/A          PAGE 7 OF 8 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2: Letter Agreement by and among the Reporting Persons, the Nominees and the Issuer, dated as of April 1, 2008

Exhibit 3: Press Release dated April 1, 2008

CUSIP NO. 29270U105                  SCHEDULE 13D/A          PAGE 8 OF 8 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 3, 2008


                                      DOUBLE BLACK DIAMOND OFFSHORE LDC

                                      By:  Carlson Capital, L.P., its investment
                                           manager

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      CARLSON CAPITAL, L.P.

                                      By:  Asgard Investment Corp., its general
                                           partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                           Name:  Clint D. Carlson
                                           Title: President

                                      ASGARD INVESTMENT CORP.

                                      By:    /s/ Clint D. Carlson
                                             -----------------------------------
                                      Name:  Clint D. Carlson
                                      Title: President

                                      /s/ Clint D. Carlson
                                      ------------------------------------------
                                      Clint D. Carlson

                                  Exhibit Index

Exhibit 1: Joint Filing Agreement by and among the Reporting Persons (previously filed)

Exhibit 2: Letter Agreement by and among the Reporting Persons, the Nominees and the Issuer, dated as of April 1, 2008

Exhibit 3: Press Release dated April 1, 2008